United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	6

Press Release

Vale informs on the establishment of the Extraordinary Independent Consulting Committee for Dam Safety

Rio de Janeiro, February 15th, 2019 — Vale S.A. informs that the Board of Directors established the Extraordinary Independent Consulting Committee for Dam Safety (“CIAESB”), which will be dedicated to provide support in questions related to the diagnosis of safety conditions, management and risk mitigation related to Vale’s tailings dams, also providing recommendations of actions to strengthen safety conditions of those dams.

At the same meeting, following a selection process led by the international consulting company Korn Ferry, Vale’s Board of Directors confirmed the final composition of the CIAESB.

Given that the Extraordinary Independent Consulting Committee for Dam Safety (CIAESB) is composed exclusively by external members, the Board of Directors reassessed the composition of the Extraordinary Independent Consulting Committee for Investigation (“CIAEA”) and of the Extraordinary Committee for Support and Recovery (“CIAEAR”), announced on January 27th, 2019, in order to maintain the same standard in their compositions. Therefore, the three extraordinary committees created by the Board of Directors, in response to the breach of Dam I of the Córrego de Feijão mine, will be exclusively composed by 3 external independent members, with unblemished reputation and with experience in the subjects of their respective occupations. This decision will also allow the members of the Board that had been previously appointed to the first two committees, to fully devote themselves to the affairs of the Board of Directors.

With the completion of the creation of the 3 extraordinary committees, the Board of Directors is addressing in a timely manner the three required fronts: the present, the past and the future.

The CIAE for Support and Recovery (CIAEAR) focuses on the present, by monitoring the measures of assistance to the impacted people and recovery of the impacted area. The CIAE for Investigation (CIAEA) focuses on the past, by investigating the causes. Finally, the CIAE for Dam Safety (CIAESB) focuses on the future by recommending measures to strengthen the safety conditions of the Dams.

Find below the final composition of the 3 committees:

Extraordinary Independent Consulting Committee for Dam Safety (CIAESB)

Flávio Miguez de Mello (external independent member — Chairperson of the committee) — Civil engineer with specialization in hydraulics (1967) from the Federal University of Rio de Janeiro (UFRJ), with master’s degree in Geology Science (1975) from UFRJ. Miguez is a reference in engineering of dams. He has taken courses and trainings in the USA, Canada and Portugal, has been teaching courses at several universities since 1968, has published more than 100 technical papers in Brazil and abroad, and has managed consulting companies and technical institutions in Brazil and abroad, among which, the International Commission of Large Dams, the Brazilian Committee on Dams, the National Academy of Engineering in Brazil, the School of Engineering of UFRJ, and received several academic and professional awards. He has worked on several dam projects in Brazil and abroad.

Willy Lacerda (external independent member) — Graduated in Civil Engineering by Escola Nacional  de Engenharia da Universidade do Brasil (1958), Masters’ degree in Geotechnical Engineering from University of California - Berkeley (1969) and PhD in Geotechnical Engineering from University of California - Berkeley (1976). He participated in the creation of the Geotechnical Institute of the city of Rio de Janeiro in 1966. During his teaching as a professor at COPPE - Federal University of Rio de Janeiro (UFRJ), from 1967 to 2007, he supervised over 50 Masters’ theses and 18 PhD dissertations. He has over 150 published papers in journals and academic congress publications. He is currently a collaborating professor at COPPE - Federal University of Rio de Janeiro (UFRJ). He has experience in Civil Engineering, with emphasis in slope stability, mainly acting on the following matters: embankments on soft clay, earth dams, landslides, slope stability, collapsible soils, soil mechanics and tropical soils. He was President at Brazilian Association of Soil Mechanics and Geotechnical Engineering (ABMS) from 1996 to 2000, where he currently is a partner and permanent member of the Board of Directors. Former president of JTC1 — Joint Technical Committee on Landslides and Engineered Slopes, of the following three international societies: ISSMGE, ISRM and IAEG — from 2006 to 2010, where he currently stands as one of its core members. He received the title of Emeritus professor of UFRJ in October, 2010. He was nominated for the National Academy of Engineering in Brazil (ANE) in 2012. He was nominated as Eminent Professor by Escola Politécnica of UFRJ in 2015. He is the coordinator of INCT - Geotechnical Institute for Rehabilitation of Slopes and Plains — REAGEO since 2008.

Alberto Fabrini (external independent member) — Over 30 years of managerial experience in complex business units in the industrial and mining sectors. Former Chairperson of the Board of the Brazilian Aluminum Association (ABAL) and board member of the Brazilian Mining Institute (IBRAM). For 9 years, Alberto held various positions as Executive Director of alumina, primary aluminum and bauxite operations at Norsk Hydro. There, he served, from 2013 to 2016, as Global Vice President. Previously, he worked for 22 years at Alcoa. At this company, from 2005 to 2007, he held the position of Managing Director of the Jamaican Unit, as well as the position of Refinery Director at Alumar, and Industrial Director at Poços de Caldas. Graduated in Mechanic Engineering (1980) from Universidade Presbiteriana Mackenzie, specializing in environmental management at York University Canada and a training in global management at the Thunderbird School of Global Management (Canada and United States).

Extraordinary Independent Consulting Committee for Support and Recovery (CIAEAR)

Leonardo Pereira (external independent member — Chairperson of the committee) — President at Comissão de Valores Mobiliários (CVM) from 2012 to 2017. Independent Advisor of the Oversight Advisory Committee of the World Health Organization. Engineer and economist. Masters in Administration by Warwick University and specialization by AOTs, Japan. Visiting Fellow at Harvard Law School for negotiation and corporate governance. Global experience of more than 25 years in the capital markets.

Ana Cristina Barros (external independent member) — 30 years dedicated to the defense of the environment and sustainable development. Served as National Secretary of Biodiversity and Forests in the Ministry of Environment. Accomplishments: design and promotion of the Rural Environmental Registry, support for the creation of Conservation Units and national policies for management of indigenous lands, negotiations with the Global Environment Fund and representation of Brazil in the assessment of its Biodiversity Policy by the OECD.

Márcio Gagliato (independent external member) — Masters in Social Psychology (PUC) and PhD from the Faculty of Publich Health (USP). Technical Consultant for United Nations agencies and international non-governmental organizations, more than 12 years of experience in humanitarian responses, including actions in Libya, Iran, Syria, Gaza, South Sudan, Somalia, Zimbabwe among others. Awarded with Fellowship Programme in Human Rights by the University of Columbia (NY). Specialist in emergencies by the Pan American Health Organization and participation in the “Reference Group of the Permanent Interagency Committee on Mental Health and Psychosocial Support in Humanitarian Emergencies”.

Extraordinary Independent Consulting Committee for Investigation (CIAEA)

Dr. Ellen Gracie (external independent member — Chairperson of the committee) — Former Minister of the Federal Supreme Court and of the Electoral Superior Court, President of the Special Committee for Investigation at Petrobras, President of the Special Committee for Investigation at Eletrobras.

Jean-Pierre Paul Rémy (external independent member) — 45 years of experience with analysis, investigation and review of dams, geotechnical and environmental aspects. Partner, since 1991 at Mecasolo Engenharia e Consultoria. Geotechnical engineer that acted as technical consultant to the Federal Public Prosecutors in the dam accident at Samarco, in Mariana.

Jose Francisco Compagno (external independent member) — Leadership Partner of the Forensic Department at EY from 2002 to 2018, and Leadership Partner for Transaction Support from 2001 to 2005. Auditing Partner at Arthur Andersen from 1998 to 2001. Director of Auditing at Coopers & Lybrand Auditores Independentes from 1987 to 1998. Graduated in Accounting Sciences at FMU - SP. Member of the Executive Committee at EY from 2016 to 2017.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Samir Bassil: samir.bassil@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Clarissa Couri: clarissa.couri@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: February 15, 2019		Director of Investor Relations